UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2015

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐       No ☒

Contacts in Santiago, Chile	August 25, 2015

Andrés Wainer, Chief Financial Officer

Paula Vicuña, Head of Investor Relations

(56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces

Consolidated Results for the Second Quarter of 2015

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter of the previous year. For a better understanding of the analysis, we include figures in nominal local currency.

Consolidated Sales Volume for the quarter was 180.8 million unit cases, a 0.1% increase. Consolidated Sales Volume for the first half was 400.2 million unit cases, a 0.6% decrease.

Consolidated Net Sales for the quarter amounted to Ch$409,760 million, representing a 6.1% growth. Consolidated Net Sales for the first half amounted to Ch$913,481 million, representing a 9.5% growth.

Consolidated Operating Income* for the quarter reached Ch$39,117 million, increasing 39.7%. In the first half Consolidated Operating Income reached 105,061 million, a 31.2% growth.

Consolidated EBITDA** increased 18.4% reaching Ch$63,705 million during the quarter. In the first half Consolidated EBITDA reached Ch$155,609 million, a 19.4% growth.

Net Income for the quarter reached Ch$8,688 million, which represents a 107.0% growth. Net Income for the first half reached Ch$44,753 million, which represents a 56.8% growth

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“We closed this second quarter of 2015 with very positive results in the four franchises where we operate, which were leveraged not only on efficiency and productivity improvements, but also on the outstanding implementation of our pricing and formats strategy. Our Operating Income and EBITDA recorded significant growths, which also resulted in profitability improvements of our operations, which was reflected in the margin level expansions achieved.

Also, during the second quarter of the year we continued increasing market share in our operations in Brazil, Chile and Paraguay, resulting from execution quality and excellent service level developed by our operations.

Additionally, in July we were again recognized by and among our peers in the Chilean market, for the second consecutive year, as a model of management and good business practices, receiving the award as the second most admired company in Chile, awarded by PricewaterhouseCoopers and Diario Financiero.

Looking at the second half of the year, we see many opportunities in all our franchises, which we will use to continue generating value for our customers, consumers, employees and shareholders. However, we are also concerned about the macroeconomic environment in Brazil, which will probably continue affecting our sales volume in the coming months.”

*: Operating Income considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

**: EBITDA: Operating Income + Depreciation

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

2nd Quarter 2015 vs. 2nd Quarter 2014

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Argentine Peso, the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 11.1%, 37.8%, 11.3% and 14.6%, respectively. Regarding the Chilean Peso, the Argentine Peso appreciated 0.2%, the Brazilian Real depreciated 19.2%, and the Paraguayan Guaraní depreciated by 2.8%. This generated a negative accounting impact on the conversion of figures from Brazil.

Consolidated Sales Volume for the quarter reached 180.8 million unit cases, representing a 0.1% growth with respect to the same period of 2014, explained by a slight contraction in soft drink volumes, which was not able to be offset by the growth of the other categories. Our Sales Volume was affected by (i) macroeconomic factors which are negatively impacting the economies of the countries where we operate having an effect over consumption; and (ii) price increases implemented above local inflations, in some countries.

Net Sales reached Ch$409,760 million, a 6.1% growth, explained by price increases in all the franchises where we operate, negatively impacted by the depreciation of the Brazilian Real with respect to the Chilean Peso.

Operating Costs increased 1.9%, which is mainly explained by (i) increased sales of juices in Argentina, Chile and Paraguay, which carry a greater unit cost; (ii) depreciation of local currencies with respect to the U.S. Dollar, which has a negative impact on the value of U.S. dollar denominated raw materials; (iii) increased sales, having a direct incidence over concentrate costs; and (iv) higher labor costs in Argentina. The foregoing was partially offset by (i) a lower cost of sugar in Paraguay and (ii) the effects of lower volumes and translation of figures from our subsidiary in Brazil.

Selling, General and Administrative Expenses (SG&As) increased 7.3% mainly due to (i) local inflations, particularly in Argentina, which affects the majority of these expenses, specially labor costs, (ii) greater freight fees in Chile, and (iii) greater marketing expenses in Brazil and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$39,117 million, a 39.7% growth.  Operating Margin was 9.5%.

Consolidated EBITDA amounted to Ch$63,705 million, an increase of 18.4%.  EBITDA Margin was 15.5%, an increase of 161 basis points compared to the previous year.

Net Income Attributable to the Controllers for the quarter was Ch$8,688 million, an increase of 107.0% regarding the previous year, with which net margin reached 2.1%.

SUMMARY BY COUNTRY: ARGENTINA

2nd Quarter 2015 vs. 2nd Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the US Dollar by 11.1%, which has a direct negative effect over our costs in dollars. With respect to the Chilean peso it appreciated by 0.2% generating a slightly positive accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

Sales Volume for the quarter increased 9.2%, reaching 50.9 million unit cases, explained by the growth recorded in all the categories where we participate and driven by the categories of juices, waters and others.  Our soft drinks market share reached 61.2 points, decreasing 80 basis points with respect to the same period of the previous year. The increase of the other categories is explained by the good performance of the juice category driven by the launch of the Cepita hotfill bottle during 2014, as well as by the growth of Flavored Waters.

Net Sales reached Ch$130,255 million, a 48.6% increase, explained by the implementation of price increases and volume growths.  In local currency, Net Sales increased 48.2%.

Operating Costs increased 43.9%, explained by (i) the devaluation effect of the Argentine Peso over our costs expressed in US Dollars, (ii) increased sales, which has a direct incidence over concentrate costs, (iii) an increase in the juice mix, which carries a higher unit cost, and (iv) increased labor costs, mainly as a consequence of local inflation. In local currency Operating Costs increased 43.1%.

SG&A expenses increased 40.3%, principally explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties. In local currency SG&A expenses increased 40.6%.

The foregoing effects led to an Operating Income of $7,464 million, a 387.5% growth. Operating Margin was 5.7%. In local currency Operating Income increased 393.3%.

EBITDA amounted to Ch$12,424 million, reflecting a 111.8% growth. EBITDA Margin was 9.5%, an expansion of 285 basis points regarding the previous year. On the other hand, in local currency, EBITDA increased 112.4%.

SUMMARY BY COUNTRY: BRAZIL

2nd Quarter 2015 vs. 2nd Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Brazilian Real depreciated by 37.8% against the US Dollar, having a direct negative impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 19.2%, which has a significant negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

Sales Volume during the quarter reached 63.2 million unit cases, a 10.0% decline, explained by volume contractions in all categories where we participate. Volumes during the quarter were influenced by (i) macroeconomic factors that are negatively affecting the Brazilian economy and which have an impact over consumption, (ii) high food inflation levels, affecting our consumers’ disposable income, and (iii) implementation of price increases above local inflation. Soft drinks market share in our franchises in Brazil reached 61.3 points, 70 basis points higher regarding the same quarter of the previous year.

Net Sales reached Ch$135,263 million a 16.8% decrease, mainly explained by the already mentioned effect upon translation of figures.  In local currency, Net Income increased 2.9%, explained by price increases and partially offset by the negative effect of the drop in volumes.

Operating Costs decreased 22.1% explained by the effect upon translation of figures.  In local currency operating costs decreased 3.7%, which in part is explained by lower sales volume, partially offset by (i) the devaluation effect of the Brazilian Real over our costs expressed in US Dollars, and (ii) increased sales, which has a direct incidence over concentrate costs.

SG&A Expenses decreased 17.0% in the reporting currency.  In local currency, SG&A Expenses increased 2.8% which in part is explained by (i) increased labor costs and (ii) greater marketing expenses.  This increase was partially offset by lower distribution and freight fees given the readjustment of structures on the basis of lower sales volume, facilitated by the internalization of this function.

The aforementioned effects led to an Operating Income of Ch$16,059 million, a 27.5% growth.  Operating Margin was 11.9%.  In local currency, Operating Income increased 57.8%.

EBITDA amounted to Ch$22,645 million, increasing 7.0% with respect to the previous year. EBTDA Margin was 16.7%, an increase of 373 basis points regarding the previous year. In local currency EBITDA recorded a 32.4% growth.

SUMMARY BY COUNTRY: CHILE

2nd Quarter 2015 vs. 2nd Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Chilean Peso depreciated by 11.3% against the US Dollar, which has a negative impact over our costs expressed in US Dollars.

During the quarter, Sales Volume reached 53.3 million unit cases, a 5.6% increase, explained by growths in all categories in which we participate, leveraged on (i) a gain of 110 basis points of volume market share for soft drinks, compared to the same period of the previous year, reaching 69.7 points during the period, (ii) more favorable weather conditions, and (iii) the realization of the Copa America during June.

Net Sales reached Ch$117,535 million, an 8.0% growth, explained by greater volumes and increased average prices.

Operating Costs increased by 6.7%, explained mainly by (i) the depreciation of the Chilean Peso which has a negative impact over dollarized costs, mainly sugar and PET, partially offset by the lower cost in dollars of these raw materials, (ii) an increase in the mix of distributed products (juices and waters), which carry a higher unit cost, and (iii) greater concentrate costs due to the price increases implemented.

SG&A Expenses increased 8.6%, which is mainly explained by (i) higher labor costs, and (ii) greater costs of distribution freights resulting from increased volumes sold and increased volumes carried to the Northern zone of the country.

The aforementioned effects led to an Operating Income of Ch$12,018 million, 15.1% higher when compared to the previous year.  Operating Margin reached 10.2%.

EBITDA reached Ch$21,950 million, an increase of 8.9%.  EBITDA Margin was 18.7%, which is 15 basis points higher than the previous year.

SUMMARY BY COUNTRY: PARAGUAY

2nd Quarter 2015 vs. 2nd Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2014 variations are nominal. On average during the quarter, the Paraguayan Guaraní depreciated 14.6% with respect to the US Dollar, which has a direct negative impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 2.8%, generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

Sales Volume during the quarter reached 13.2 million unit cases, reflecting a 0.4% growth, explained by the growth in Other Categories which was not able to be offset by the slight contraction of the soft drinks category. Our volume market share for soft drinks reached 63.4 points during the quarter, 140 basis points higher compared to the previous year.

Net Sales reached Ch$27,068 million, reflecting a 0.2% decrease, explained by the effect upon translation of figures resulting from the depreciation of the Paraguayan Guaraní with respect to the Chilean Peso.  In local currency Net Sales increased 2.6%.

Operating Costs decreased 0.3%, mainly explained by the effect upon translation of figures to Chilean Pesos.  In local currency, Operating Costs increased 2.5%, principally explained by (i) the change in the sales mix towards distributed products which carry a higher unit cost, such as juices and flavored waters, (ii) greater depreciation charges resulting from investments in property, plant and equipment, and (iii) depreciation of the Paraguayan Guaraní, which has a negative incidence over dollarized costs.  This was partially offset by a lower cost of sugar.

SG&A Expenses increased 5.3% and in local currency they increased 8.6%.  This increase is mainly explained by: (i) greater labor costs and (ii) increased marketing expenses, which were not able to be offset by lower depreciation expenses.

The aforementioned effects led to an Operating Income of Ch$4,580 million, 5.8% lower compared to the previous year. Operating Margin was 16.9%.  In local currency Operating Income decreased 3.2%.

EBITDA reached Ch$7,691 million a 4.4% decrease and EBITDA Margin was 28.4%. In local currency EBITDA decreased 1.7%.

OTHER INFORMATION

•                  Net Financial Income and Expense account recorded a Ch$12,661 million expense, which is compared to a Ch$15,355 million expense for the same quarter of the previous year, and it is mainly explained by the effect on translation of figures, given the depreciation of the Brazilian Real against the Chilean Peso.

•                  Results by Investment in Related Companies account went from a Ch$967 million profit to a Ch$1,248 million loss, mainly due to the negative variation on Proportional Equity Value (PEV) of equity investees in Brazil, mainly Sorocaba.

•                  Other Income and Expenses account recorded a Ch$3,331 million loss compared to the Ch$5,855 million loss reported during the same quarter of the previous year.  This is mainly explained because greater contingency provisions were recorded in the same quarter of 2014, which did not recur during 2015.

•                  Results by Adjustment Units and Exchange Rate Differences account went from a Ch$5,948 million loss to a Ch$4,091 million loss.  This loss was lower than that of the same quarter of the previous year given that the UF recorded a lower variation during this quarter (1.46%) compared to that of the same period last year (1.76%).

•                  Income Tax went from Ch$1,889 million to -Ch$9,206 million, mainly due to increased results from our operations in Argentina and Brazil and because a positive effect on the revaluation for deferred tax liabilities was recorded in the second quarter of 2014.

BALANCE SHEET ANALYSIS

•             At June 30, 2015, the Company’s Net Debt reached US$784.7 million. This figure is calculated considering the effect of Cross Currency Swaps (“CCS”) entered into to hedge the debt in U.S. dollars.

•             Total financial assets, including CCS amounted to US$452.5 million. Excluding the CCS, financial assets amounted to US$299.9 million. This cash surplus is invested in short-term fixed income money markets and time deposits, and 41.9% is denominated in UFs, 13.3% in Chilean Pesos, 38.2% in Brazilian Real, 1.5% in U.S. Dollars, 1.6% in Argentine Pesos and 3.0% in Paraguayan Guaraní.

•             On the other hand, financial debt level reached US$1,237.2 million, US$575 million of which correspond to the bond issuance in the U.S. market carried out in September, 2013.  For this bond, CCS were entered into in Real and UFs so that, of the total debt, (after considering the CCS effect) 58.1% is denominated in UFs, 39.2% in Brazilian Real, 2.0% in Argentine Pesos, and 0.4% in U.S. Dollars.

RECENT EVENTS

•                  In July, for the second consecutive year, we ranked second place in the fifteenth version of the survey “The most admired companies in Chile” carried out by PwC and Diario Financiero, and which aims to contribute to the country’s business development, highlighting management models which stand out among its peers.

•                  In June we were nominated by the 2020 Sustainable Leaders Agenda - ALAS20 - in the categories of Leading Sustainability Company, Leading Corporate Governance Company and Leading Investor Relations Company as well as in the individual categories of Director of Leading Sustainability Company and General Manager of Leading Sustainability Company.

These last two categories are reserved for those professionals who, according to the perception of different stakeholders, demonstrate leadership in the integration of sustainability to the businesses that they manage and oversee.

The nomination recognizes the following qualities both in the Director and in the General Manager:

•                  Deep understanding of the impact of sustainability in the business

•                  Credibility for its role in favor of sustainability

•                  Consideration of stakeholders in the sustainable development

•                  Skills for the creation of teams focused on sustainability

•             In April, we published the Sustainability Report for 2014, which can be found on our website, in Spanish and English, under the section “The Company - CSR”. The report was prepared in accordance with the principles and guidelines of the Sustainability Reporting Guidelines, G4 version, of the Global Reporting Initiative - GRI, in accordance with Core disclosures, together with the sector supplement for the food industry, along with the International Standard of Responsibility ISO 26.000: 2010.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the Second Quarter’s Results as of June 30, 2015, on Thursday, August 27, 2015 at 10:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (800) 311-9401 - International (outside USA) 1 (334) 323-7224 - Chile toll free: 1-230-020-3417 Access Code: 87604.  A replay of this conference call will be available until midnight (Eastern time) of September 17, 2015. To obtain the replay please dial: USA 877-919-4059 — International (Outside USA) 1 (334) 323-7226. Access Code: 38702712. The audio shall be available on the Company’s website: www.koandina.com beginning Tuesday, September 1, 2015.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52 million people, delivering during 2014 more than 4.7  billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2015 IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	April-June 2015					April-June 2014
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	53.3	63.2	50.9	13.2	180.8	50.5	70.3	46.7	13.2	180.6	0.1%

NET SALES	117,535	135,263	130,255	27,068	409,760	108,786	162,621	87,673	27,126	386,032	6.1%
COST OF SALES	(71,224)	(81,037)	(76,700)	(16,932)	(245,533)	(66,770)	(104,048)	(53,286)	(16,989)	(240,918)	1.9%
GROSS PROFIT	46,311	54,226	53,555	10,136	164,227	42,016	58,574	34,387	10,137	145,114	13.2%
Gross Margin	39.4%	40.1%	41.1%	37.4%	40.1%	38.6%	36.0%	39.2%	37.4%	37.6%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(34,293)	(38,167)	(46,091)	(5,556)	(124,106)	(31,576)	(45,974)	(32,856)	(5,276)	(115,682)	7.3%
CORPORATE EXPENSES (2)					(1,004)					(1,434)	-30.0%
OPERATING INCOME (3)	12,018	16,059	7,464	4,580	39,117	10,440	12,600	1,531	4,861	27,998	39.7%
Operating Margin	10.2%	11.9%	5.7%	16.9%	9.5%	9.6%	7.7%	1.7%	17.9%	7.3%
EBITDA (4)	21,950	22,645	12,424	7,691	63,705	20,156	21,165	5,866	8,044	53,797	18.4%
Ebitda Margin	18.7%	16.7%	9.5%	28.4%	15.5%	18.5%	13.0%	6.7%	29.7%	13.9%

FINANCIAL EXPENSE/INCOME (Net)					(12,661)					(15,355)	-17.5%
RESULTS FROM AFFILIATED					(1,248)					967	-229.0%
OTHER INCOME/(EXPENSE)					(3,331)					(5,855)	-43.1%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(4,091)					(5,948)	-31.2%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					17,787					1,807	884.3%

INCOME TAXES					(9,206)					1,889	587.2%

NET INCOME					8,581					3,696	132.1%

MINORITY INTEREST					107					501	-78.7%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					8,688					4,198	107.0%
Net Margin					2.1%					1.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					9.2					4.4
EARNINGS PER ADS					55.1					26.6	107.0%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(4)         EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2015 IFRS GAAP

(In nominal million US$, except per share)

	Exch. Rate : 617.65						Exch. Rate : 554.79

	April-June 2015					April-June 2014
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	53.3	63.2	50.9	13.2	180.8	50.5	70.3	46.7	13.2	180.6	0.1%

NET SALES	190.3	219.0	210.9	43.8	663.4	196.1	293.1	158.0	48.9	695.8	-4.7%
COST OF SALES	(115.3)	(131.2)	(124.2)	(27.4)	(397.5)	(120.4)	(187.5)	(96.0)	(30.6)	(434.3)	-8.5%
GROSS PROFIT	75.0	87.8	86.7	16.4	265.9	75.7	105.6	62.0	18.3	261.6	1.7%
Gross Margin	39.4%	40.1%	41.1%	37.4%	40.1%	38.6%	36.0%	39.2%	37.4%	37.6%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(55.5)	(61.8)	(74.6)	(9.0)	(200.9)	(56.9)	(82.9)	(59.2)	(9.5)	(208.5)	-3.6%
CORPORATE EXPENSES (2)					(1.6)					(2.6)	-37.1%
OPERATING INCOME (3)	19.5	26.0	12.1	7.4	63.3	18.8	22.7	2.8	8.8	50.5	25.5%
Operating Margin	10.2%	11.9%	5.7%	16.9%	9.5%	9.6%	7.7%	1.7%	17.9%	7.3%
EBITDA (4)	35.5	36.7	20.1	12.5	103.1	36.3	38.1	10.6	14.5	97.0	6.4%
Ebitda Margin	18.7%	16.7%	9.5%	28.4%	15.5%	18.5%	13.0%	6.7%	29.7%	13.9%

FINANCIAL EXPENSE/INCOME (Net)					(20.5)					(27.7)	-25.9%
RESULTS FROM AFFILIATED					(2.0)					1.7	-215.9%
OTHER INCOME/(EXPENSE)					(5.4)					(10.6)	-48.9%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(6.6)					(10.7)	-38.2%
INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					28.8					3.3	784.1%

INCOME TAXES					(14.9)					3.4	537.7%

NET INCOME					13.9					6.7	108.5%

MINORITY INTEREST					0.2					0.9	-80.8%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					14.1					7.6	85.9%
Net Margin					2.1%					1.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.01					0.01
EARNINGS PER ADS					0.09					0.05	85.9%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(4)         EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2015 IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	January-June 2015					January-June 2014
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	116.3	141.0	113.3	29.6	400.2	114.0	150.5	108.3	30.0	402.7	-0.6%

NET SALES	253,086	314,147	284,358	62,631	913,481	238,053	339,278	197,763	59,563	834,343	9.5%
COST OF SALES	(151,876)	(186,802)	(163,921)	(37,706)	(539,563)	(143,231)	(212,496)	(115,028)	(37,000)	(507,440)	6.3%
GROSS PROFIT	101,210	127,346	120,437	24,925	373,918	94,822	126,782	82,735	22,563	326,903	14.4%
Gross Margin	40.0%	40.5%	42.4%	39.8%	40.9%	39.8%	37.4%	41.8%	37.9%	39.2%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(71,613)	(84,729)	(96,424)	(13,975)	(266,741)	(68,140)	(91,609)	(71,478)	(12,969)	(244,195)	9.2%
CORPORATE EXPENSES (2)					(2,115)					(2,651)	-20.2%
OPERATING INCOME (3)	29,598	42,617	24,012	10,949	105,061	26,682	35,173	11,258	9,594	80,056	31.2%
Operating Margin	11.7%	13.6%	8.4%	17.5%	11.5%	11.2%	10.4%	5.7%	16.1%	9.6%
EBITDA (4)	49,416	56,718	34,091	17,499	155,609	45,956	51,253	19,871	15,866	130,296	19.4%
Ebitda Margin	19.5%	18.1%	12.0%	27.9%	17.0%	19.3%	15.1%	10.0%	26.6%	15.6%

FINANCIAL EXPENSE/INCOME (Net)					(25,520)					(27,185)	-6.1%
RESULTS FROM AFFILIATED					(328)					1,509	-121.7%
OTHER INCOME/(EXPENSE)					(8,495)					(8,424)	0.8%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(4,825)					(10,462)	-53.9%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					65,893					35,495	85.6%

INCOME TAXES					(21,048)					(7,099)	196.5%

NET INCOME					44,845					28,396	57.9%

MINORITY INTEREST					(93)					136	-167.9%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					44,753					28,532	56.8%
Net Margin					4.9%					3.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					47.3					30.1
EARNINGS PER ADS					283.7					180.9	56.8%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(4) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2015 IFRS GAAP

(In nominal million US$, except per share)

	Exch. Rate : 621.14						Exch. Rate : 553.48

	January-June 2015					January-June 2014
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguayan Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	116.3	141.0	113.3	29.6	400.2	114.0	150.5	108.3	30.0	402.7	-0.6%

NET SALES	407.5	505.8	457.8	100.8	1,470.6	430.1	613.0	357.3	107.6	1,507.4	-2.4%
COST OF SALES	(244.5)	(300.7)	(263.9)	(60.7)	(868.7)	(258.8)	(383.9)	(207.8)	(66.9)	(916.8)	-5.3%
GROSS PROFIT	162.9	205.0	193.9	40.1	602.0	171.3	229.1	149.5	40.8	590.6	1.9%
Gross Margin	40.0%	40.5%	42.4%	39.8%	40.9%	39.8%	37.4%	41.8%	37.9%	39.2%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(115.3)	(136.4)	(155.2)	(22.5)	(429.4)	(123.1)	(165.5)	(129.1)	(23.4)	(441.2)	-2.7%
CORPORATE EXPENSES (2)					(3.4)					(4.8)	-28.9%
OPERATING INCOME (3)	47.7	68.6	38.7	17.6	169.1	48.2	63.5	20.3	17.3	144.6	16.9%
Operating Margin	11.7%	13.6%	8.4%	17.5%	11.5%	11.2%	10.4%	5.7%	16.1%	9.6%
EBITDA (4)	79.6	91.3	54.9	28.2	250.5	83.0	92.6	35.9	28.7	235.4	6.4%
Ebitda Margin	19.5%	18.1%	12.0%	27.9%	17.0%	19.3%	15.1%	10.0%	26.6%	15.6%

FINANCIAL EXPENSE/INCOME (Net)					(41.1)					(49.1)	-16.3%
RESULTS FROM AFFILIATED					(0.5)					2.7	-119.3%
OTHER INCOME/(EXPENSE)					(13.7)					(15.2)	-10.1%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(7.8)					(18.9)	-58.9%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					106.1					64.1	65.4%

INCOME TAXES					(33.9)					(12.8)	164.2%

NET INCOME					72.2					51.3	40.7%

MINORITY INTEREST					(0.1)					0.2	-160.5%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					72.0					51.6	39.8%
Net Margin					4.9%					3.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.1					0.1
EARNINGS PER ADS					0.5					0.3	39.8%

(1)   Total may be different from the addition of the four countries because of intercountry eliminations

(2)   Corporate expenses partially reclassified to the operations.

(3)   OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(4)   EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2015 IFRS GAAP

(In nominal local currency of each period)

	April-June 2015				April-June 2014
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	53.3	63.2	50.9	13.2	50.5	70.3	46.7	13.2

NET SALES	117,535	672.7	1,888.2	221,722	108,786	653.5	1,274.2	216,028
COST OF SALES	(71,224)	(403.0)	(1,111.5)	(138,682)	(66,770)	(418.3)	(776.8)	(135,343)
GROSS PROFIT	46,311	269.7	776.7	83,040	42,016	235.2	497.4	80,685
Gross Margin	39.4%	40.1%	41.1%	37.5%	38.6%	36.0%	39.0%	37.3%
SELLING AND ADMINISTRATIVE EXPENSES	(34,293)	(189.8)	(668)	(45,604)	(31,576)	(184.6)	(475.4)	(41,999)

OPERATING INCOME (1)	12,018	79.9	108.5	37,436	10,440	50.6	22.0	38,686
Operating Margin	10.2%	11.9%	5.7%	16.9%	9.6%	7.7%	1.7%	17.9%
EBITDA (2)	21,950	112.6	180.4	62,923	20,156	85.1	85.0	64,030
Ebitda Margin	18.7%	16.7%	9.6%	28.4%	18.5%	13.0%	6.7%	29.6%

(1)         OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2)         EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2015 IFRS GAAP

(In nominal local currency of each period)

	January-June 2015				January-June 2014
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	116.3	141.0	113.3	29.6	114.0	150.5	108.3	30.0

NET SALES	253,086	1,483.7	4,031.6	492,611	238,053	1,411.3	2,786.4	481,696
COST OF SALES	(151,876)	(883.7)	(2,324.9)	(296,918)	(143,231)	(883.4)	(1,625.0)	(299,358)
GROSS PROFIT	101,210	600.0	1,706.7	195,692	94,822	527.9	1,161.4	182,337
Gross Margin	40.0%	40.4%	42.3%	39.7%	39.8%	37.4%	41.7%	37.9%
SELLING AND ADMINISTRATIVE EXPENSES	(71,613)	(401.7)	(1,368)	(109,740)	(68,140)	(380.1)	(1,007.5)	(105,031)

OPERATING INCOME (1)	29,598	198.3	338.3	85,952	26,682	147.8	154.0	77,307
Operating Margin	11.7%	13.4%	8.4%	17.4%	11.2%	10.5%	5.5%	16.0%
EBITDA (2)	49,416	265.3	481.4	137,640	45,956	214.5	275.9	127,933
Ebitda Margin	19.5%	17.9%	11.9%	27.9%	19.3%	15.2%	9.9%	26.6%

(1)         OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2)         EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million of constant 06/30/15 Chilean Pesos)

ASSETS	06-30-2015	12-31-2014	06-30-2014 (*)	%Ch
Cash + Time deposits + market. Securit.	182,238	186,091	149,351	22.0%
Account receivables (net)	137,566	204,105	153,863	-10.6%
Inventories	142,546	149,728	129,920	9.7%
Other current assets	15,574	13,812	19,879	-21.7%
Total Current Assets	477,924	553,736	453,012	5.5%

Property, plant and equipment	1,267,818	1,308,586	1,298,706	-2.4%
Depreciation	(602,415)	(595,510)	(581,333)	3.6%
Total Property, Plant, and Equipment	665,403	713,076	717,373	-7.2%

Investment in related companies	59,928	66,050	76,006	-21.2%
Goodwill	107,612	116,924	127,027	-15.3%
Other long term assets	834,405	819,387	785,902	6.2%
Total Other Assets	1,001,946	1,002,361	988,935	1.3%

TOTAL ASSETS	2,145,273	2,269,173	2,159,321	-0.7%

LIABILITIES & SHAREHOLDERS’ EQUITY	06-30-2015	12-31-2014	06-30-2014 (*)	%Ch
Short term bank liabilities	41,883	41,676	58,520	-28.4%
Current portion of bonds payable	18,362	17,624	17,058	7.6%
Other financial liabilities	6,230	8,120	4,966	25.4%
Trade accounts payable and notes payable	196,094	284,146	175,492	11.7%
Other liabilities	70,617	58,647	57,562	22.7%
Total Current Liabilities	333,185	410,213	313,597	6.2%
Long term bank liabilities	32,913	46,415	59,933	-45.1%
Bonds payable	674,774	657,220	623,531	8.2%
Other financial liabilities	19,840	22,981	32,704	-39.3%
Other long term liabilities	208,235	213,347	210,455	-1.1%
Total Long Term Liabilities	935,762	939,963	926,624	1.0%

Minority interest	21,015	21,703	21,137	-0.6%

Stockholders’ Equity	855,311	897,294	897,963	-4.7%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,145,273	2,269,173	2,159,321	-0.7%

Financial Highlights

(In million of constant 06/30/15 Chilean Pesos)

	Year to Date
ADDITIONS TO FIXED ASSETS	06-30-2015	12-31-2014	06-30-2014 (*)
Chile	18,217	45,110	26,162
Brazil	9,273	30,280	12,622
Argentina	10,358	25,724	11,761
Paraguay	2,546	13,103	7,472
	40,394	114,217	58,017

DEBT RATIOS	06-30-2015	12-31-2014	06-30-2014 (*)
Financial Debt / Total Capitalization	0.48	0.46	0.46
Financial Debt / EBITDA L12M	2.52	2.74	2.91
EBITDA L12M / Interest Expense (net) L12M	5.06	4.58	5.60

L12M: Last twelve months

(*) To ease figure comparison we include June 30, 2014 only on this chart, since mandatory SVS information does not require it.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, August 25, 2015